Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

FOR IMMEDIATE RELEASE - Titan Trading Analytics Inc. Proposes to Extend Expiry Date of Outstanding Warrants

EDMONTON, ALBERTA - (July 5, 2010) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB:TITAF) (“Titan” or the “Corporation”) is pleased to announce its intention to extend the expiry date of certain of its outstanding common share purchase warrants. In 2008, the Corporation issued 1,017,500 warrants with an exercise price of $0.40 per common share and expiring on July 29, 2010. The Corporation is proposing to extend the expiry date of such warrants until July 29, 2012. For further information on the original issuance of the warrants, please refer to the press releases of Titan dated July 29, 2008  filed on SEDAR at www.sedar.com.

The extension of the expiry dates of the warrants is subject to review and acceptance by the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Kenneth W. Powell, CEO
kpowell@titantrading.com
(780) 438-1239
www.titantrading.com

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.